Exhibit 6.33

ENERGYX EMPLOYMENT AGREEMENT

Summary and Defined Terms (the “Summary”)

Employee	Mayank Sharma

Effective Date	June 15, 2023

Title	Chief Financial Officer

Direct Report	CEO

Annual Salary	$250,000

Equity Award Amount	Options to purchase 1,000,000 shares of the company’s common stock at a price per share determined by the application of a valuation method as described in Treasury Regulation Section 1.409A-1(b)(5)(iv)(B)

Performance Bonus	Up to $25,000

Relocation Allowance	A one time fee of $5,000, paid with the first paycheck

Paid Time Off (PTO)	160 hours

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made as of the Effective Date by and between Employee and ENERGY EXPLORATION TECHNOLOGIES, INC., a Puerto Rico corporation (the “Company”). For the avoidance of doubt, capitalized terms not defined in the body of this Agreement shall have the meanings set forth in the Summary.

RECITALS

The Company is a sustainable energy company focused on lithium extraction, recovery, separation, and refinery technology, the methods to cause those actions with lithium or other ions, as well as solid state battery electrolytes, and other energy related technologies or related activities and projects in furtherance thereof (collectively, the “Technologies”). Employee desires to provide services to the Company and the Company desires to retain Employee for such services, in each case, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee mutually agree as follows:

1. Employment. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company upon the terms, covenants and conditions set forth in this Agreement. During the term of Employee’s employment (the “Employment Term”), unless subsequently amended by the Company, Employee shall be given and shall serve the role of the Title and shall be responsible for the duties commensurate with such position. Employee agrees that the duties and responsibilities of Employee include those listed in the job description attached hereto as Exhibit A (“Job Description” or “Services”). The Job Description may be modified by the Company in its sole discretion to better align with future Company goals and/or initiatives. Employee will begin Services no later than Effective Date and will be based in the Company’s offices located in Austin, Texas. Employee must be based in Austin during the duration of employment unless otherwise agreed to by the Company in writing.

2. Duties. Employee shall be a full-time employee of the Company and shall devote sufficient business time and energy to the Company so as to perform the Services and its duties hereunder diligently, completely and competently as set forth herein. Employee shall perform its duties in a manner in compliance with all applicable laws and regulations and in accordance with applicable policies and procedures set by the Company from time to time, provided that the same does not conflict with the terms of this Agreement. Employee will report to the Direct Report.

3. Compensation. During the Employment Term and subject to Section 6, the Company shall pay or provide to Employee the following compensation:

(a) Salary. During the Employment Term the Company shall pay to Employee an annual aggregate base compensation amount (the “Salary”) as set forth in the Summary above. All payments will be made in arrears not less than twice per month in accordance with the customary payroll practices of the Company.

(b) Equity. In addition to the Employee’s annual salary, the Company agrees to issue Employee certain options to purchase shares of the Company’s common stock pursuant to the terms and conditions set forth in a Stock Option Award Agreement (the “Award Agreement”). The Award Agreement shall be distributed to Employee shortly after execution of this Agreement and the applicable option awards shall be issued pursuant to the Company’s 2021 Equity Incentive Plan (the “Plan”). The Award Agreement will set forth, among others, the option of the Employee to purchase up to the Equity Award Amount (see Summary) of shares of common stock for a per-share purchase price equal to the fair market value of the Company’s common stock as determined on the applicable date of the Award. The options will vest according to the time-based vesting schedule, as set forth in the Award Agreement.

(c) Performance Bonus. Company shall pay Employee an annual bonus in the sum of Twenty Five Thousand Dollars ($25,000) paid semi-annual in arrears on January 1st and July 1st of each year upon the satisfactory completion of the Job Description, and achievement of certain goals and milestones laid out in Exhibit A, the Job Description. The Company will consider additional equity bonuses, in its sole and complete discretion at appropriate times based on performance.

(d) Relocation Assistance. A one-time fee of Five Thousand Dollars ($5,000) for relocation related expenses, paid with the first paycheck.

(e) Benefits. Employee shall be entitled to participate in all employee benefit plans sponsored by the Company for its employees. The employee will be eligible for vacation, sick days and paid time off (“PTO”) in accordance with the Company’s policies.

(f) Paid Time Off. During the Employment Term, Employee shall be entitled to the length of paid time off (“PTO”) as set forth in the Summary during each calendar year and paid holidays recognized by the Company. The number of days of PTO in any given year will be pro-rated based on the actual number of days Employee was employed during such year. Employee shall submit notice to its Direct Report not less than two (2) weeks in advance of taking any planned time off. Additional details relating to PTO can be found in the Company’s Human Resources Policy.

4. Expenses. Expenses incurred or paid by Employee in connection with the performance of Services shall be paid or reimbursed by the Company only if such expenses have been approved in advance by the Company, which approval may be in the form of an email or text, and Employee has submitted all expense statements or vouchers or such other supporting information as the Company may reasonably require. Except for the foregoing, all expenses incurred by Employee or its employees in connection with the performance of the Services and its duties under this Agreement shall be borne wholly and completely by Employee.

5. Relationship. The parties hereto acknowledge and agree that Company and Employee relationship shall follow all applicable state and federal laws including withholding employee payroll taxes or similar deduction.

6. Employment Term; Termination. Employee and the Company understand and agree that Employee is an employee “at-will,” and that the Employee may resign, or the Company may terminate the Employee’s employment, at any time and for any or for no reason. Nothing in this Agreement shall be construed to alter the at-will nature of the Employee’s employment, nor shall anything in this Agreement be construed as providing the Employee with a definite term of employment. Notwithstanding the foregoing, Employee agrees to give the Company at least two (2) week’s prior notice of voluntary termination of employment by Employee. Upon termination of this Agreement, Employee shall be entitled to receive accrued but unpaid amounts due by the Company under Section 3(a), 4 and any applicable terms set forth in the Human Resources Policy through the last day of the Employment Term and shall retain any vested options under and subject to the Plan. Except for the foregoing, Employee shall receive no other payments following termination of this Agreement.

7. Confidential Information.

(a) Definition. “Confidential Information” includes, but is not limited to, trade secrets, processes, policies, procedures, techniques, designs, drawings, know-how, show-how, technical information, specifications, computer software and source code, information and data relating to the development, research, testing, costs, marketing, and uses of the Technologies (defined herein), the Company’s budgets and strategic plans, and the contact information or identity of customers, vendors, and suppliers, subjects and databases, data, and all technology relating to the Company’s businesses, including but not limited to patents, trademarks, trade secrets, licenses, trade names, copyrights, systems, methods of operation, processes, designs and experiments, solicitation leads, marketing and advertising materials, methods and manuals and forms, all of which pertain to the activities or operations of the Company, the names, home addresses and all telephone numbers and e-mail addresses of the Company’s directors, employees, officers, executives and former executives. Confidential Information also includes, without limitation, Confidential Information received from the Company’s subsidiaries and affiliates.

(b) Protection and Marking. Employee agrees that all Confidential Information that Employee has access to or acquires knowledge of: (i) is to be held in strict confidence by Employee, (ii) is to be used by and under authority of the Company only as authorized in this Agreement and in furtherance of Employee’s performance of Services, and (iii) shall not be disclosed by Employee without the prior written consent of the Company or as authorized in this Agreement. Employee’s obligation of confidence hereunder includes, without limitation, using at least the same degree of care with the Company’s Confidential Information as it would use to protect its own confidential information, but always at least a reasonable degree of care.

(c) Confidentiality of Terms of this Agreement. Employee agrees not to disclose to any third party the terms of this Agreement without the prior written consent of the Company, except Employee may disclose the terms of this Agreement: (a) to advisors and others on a need-to-know basis, in each case, under appropriate confidentiality obligations substantially similar to those of this Section 7; (b) to approved partners of the Company, and (c) to the extent necessary to comply with applicable laws and court orders (including, without limitation, The Texas Public Information Act, as may be amended from time to time, other open records laws, decisions and rulings, and securities laws, regulations and guidance). Notwithstanding the foregoing, the existence of the Agreement shall not be considered Confidential Information.

(d) Disclosure Required by Court Order or Law. If Employee is required to disclose Confidential Information of the Company, or any terms of this Agreement, pursuant to the order or requirement of a court, administrative agency, or other governmental body or applicable law, Employee may disclose such Confidential Information or terms to the extent required, provided that Employee shall use best efforts to (i) notify the recipient of the confidential nature of the information being provided and (ii) provide the Company with prior written notice to enable the Company to seek a protective order and otherwise seek to prevent such disclosure. To the extent that Confidential Information so disclosed does not become part of the public domain by virtue of such disclosure, it shall remain Confidential Information protected pursuant to Section 7.

(e) Copies. Employee agrees not to copy or record any of the Confidential Information of the Company, except as reasonably necessary to exercise its rights or perform its obligations under the Agreement, and for archival and legal purposes.

(f) Continuing Obligations. Subject to the exclusions listed in Section 7(g), Employee’s confidentiality obligations under this Agreement will survive termination of the Agreement and will continue for a period of five years thereafter.

(g) Exclusions. Information shall not be considered Confidential Information of the Company under this Agreement (“Exclusions”) to the extent that Employee can establish by competent written proof that such information:

(i) Was in the public domain at the time of disclosure; or

(ii) Later became part of the public domain through no act or omission of Employee in breach of the Agreement; or

(iii) Was lawfully disclosed to Employee by a third party having the right to disclose it not under an obligation of confidentiality; or

(iv) Was already known by Employee at the time of disclosure; or

It is acknowledged by Employee that irrespective of Exclusions, sensitive information of the Company that may or may not be considered Confidential Information is held with a high degree of care that Employee would uses to protect its own confidential information.

(h) Copyright Notice. The placement of a copyright notice on any Confidential Information will not be construed to mean that such information has been published and will not release Employee from its obligation of confidentiality hereunder.

(i) Separate NDA. Company and Employee may have or will sign a separate, extended confidentiality agreement that will govern additional confidentiality provisions, except for ones specifically provided herein.

8. Non-Competition. Employee agrees that during the Employment Term and for a period of one (1) year after the Employment Term, Employee will not directly or indirectly, (i) engage in any Business (as defined below) for Employee’s own account that would render Employee a Direct Competitor (as defined below), (ii) enter the employment of, render any services to, acquire a financial interest in, or otherwise become actively involved with, a Direct Competitor, or (iii)

interfere with business relationships (whether formed before or after the date of this Agreement) between the Company and customers or suppliers of, or Employees or employees to, the Company that were engaged in, or were immediate prospects for engaging in, business with the Company before Employee’s engagement by the Company was terminated. For purposes of this paragraph, the Company shall be construed to include the Company and its subsidiaries and affiliates. For purposes of this paragraph, “Business” shall mean the design, innovation, manufacture or license / sale of technologies for direct lithium extraction, separation, processing, or refinery, or resource recovery, and solid-state battery technology. For purposes of this paragraph, “Direct Competitor” shall mean any person or entity that engages in the Business, including, but not limited to, other direct lithium extraction competitors such as Lilac, Adionics, Eramet, Summit Nanotech, E3 Lithium, lithium producers implementing technology, including but not limited to, SQM, Albemarle, Lithium Americas; or customers, suppliers or contractors of the Company. For larger entities that have divisions within their operations that perform the Business, including but not limited to, Koch and DuPont, Employee may work at such entities, but not in the division that conducts the Business, thus making them a Direct Competitor.

9. Non-Solicitation. During the Employment Term and for a period of two (2) years after the Employment Term, Employee will not, directly or indirectly, solicit or encourage to cease to work with the Company, any person or entity that is a client, customer, supplier or contractor of the Company or who was a client, customer, supplier, contractor the Company within the twelve (12) month period preceding the termination of Employee’s engagement.

10. Developments. Employee will make full and prompt disclosure to the Company of all discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, modifications, methods, improvements, processes, algorithms, data, databases, computer programs, research, formulae, techniques, graphics or images, and audio or visual works, patent applications (and contributions thereto), and other intellectual property, including works-in-process (collectively, “Developments”), whether or not patentable or copyrightable, that are conceived, made, created, reduced to practice or otherwise developed by Employee (alone or jointly with others) or under the direction of the Employee during the term of, and pursuant to this Agreement. Employee acknowledges that all work performed by Employee shall be considered “work made for hire” (as such term is defined in 17 U.S.C. §101), and Employee hereby irrevocably assigns and transfers to the Company and its successors and assigns all right, title and interest worldwide in and to such Developments that (a) relate to the business of the Company or any customer of, supplier to or business partner of the Company or any of the products or services being researched, developed, manufactured or sold by the Company or which may be used with such products or services; or (b) result from tasks assigned to me by the Company; or (c) result from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company (“Company-Related Developments”), and all related copyrights and copyright applications, trademarks and trademark applications, trade secrets, patents, patent applications, industrial rights, sui generis database rights and all other intellectual and proprietary rights related thereto in all countries and territories worldwide and under any international conventions (“Intellectual Property Rights”).

To preclude any possible uncertainty, if there are any Developments that Employee has, alone or jointly with others, conceived, developed or reduced to practice prior to the commencement of employment with the Company that Employee considers to be Employee’s property or the property of third parties and that Employee wishes to have excluded from the scope of this Agreement (“Prior Inventions”), Employee has set forth on Exhibit B attached hereto a complete list of those Prior Inventions. If disclosure of any such Prior Invention would cause Employee to violate any prior confidentiality agreement, Employee understands that Employee is not to list such Prior Inventions in Exhibit B but is only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. If there are any patents or patent applications in which Employee is named as an inventor, other than those that have been assigned to the Company (“Other Patent Rights”), Employee has also listed those Other Patent Rights on Exhibit B. If no such disclosure is attached, Employee represents that there are no Prior Inventions or Other Patent Rights. If, in the course of Employee’s employment with the Company, Employee incorporate a Prior Invention into a Company product, process or machine, research or development program, or other work done for the Company, Employee hereby grants to the Company a nonexclusive, royalty-free, fully paid-up, irrevocable, worldwide license (with the full right to sublicense directly and indirectly through multiple tiers) to make, have made, modify, use, sell, offer for sale and import such Prior Invention. Notwithstanding the foregoing, Employee will not incorporate, or permit to be incorporated, Prior Inventions in any Company-Related Development without the Company’s prior written consent.

This Agreement does not obligate Employee to assign to the Company any Development that, in the sole judgment of the Company, reasonably exercised, is developed entirely on Employee’s own time and does not relate to the business efforts or research and development efforts in which, during the period of my employment, the Company actually is engaged or reasonably would be engaged, and does not result from the use of premises or equipment owned or leased by the Company. However, Employee will also promptly disclose to the Company any such Developments for the purpose of determining whether they qualify for such exclusion. Employee understands that to the extent this Agreement is required to be construed in accordance with the laws of any state which precludes a requirement in an employee agreement to assign certain classes of inventions made by an employee, this Section 10 will be interpreted not to apply to any invention that a court rules and/or the Company agrees falls within such classes. Employee also hereby waives all claims to any moral rights or other special rights that Employee may have or accrue in any Company-Related Developments.

11. Non-Disparagement. Each party agrees that they will not at any time, directly or indirectly, for its benefit, its own behalf or in the service of or on behalf of others, publish, circulate, utter or disseminate, or cause to be published, circulated, uttered or disseminated, in any manner or by any means whatsoever, to any person or entity, any statements, comments or material whatsoever, which could or would, in any manner whatsoever, either reflect unfavorably upon the reputation of the other party, or harm, damage or impair the business or operations of the other party.

12. Remedies. Employee acknowledges that any breach of Sections 7 through 11 of this Agreement (the “Restrictive Covenants”) by Employee will cause the Company irreparable harm for which there is no adequate legal remedy, and agrees that in the event of any actual or threatened breach of any Restrictive Covenant, the Company shall be entitled to temporary and permanent injunctive relief and all other appropriate equitable relief (including a decree of specific performance), without being required to (i) show any actual damage or irreparable harm, (ii) prove the inadequacy of its legal remedies, or (iii) post any bond or other security. Employee further agrees that in the event a bond or other undertaking is required of the Company in connection with the issuance of a temporary injunction enjoining Employee from acts claimed by the Company to violate any Restrictive Covenant, such bond or other undertaking shall not exceed One Thousand Dollars ($1,000). The foregoing remedies of the Company may be exercised without prejudice to (and are cumulative with) the Company’s other available rights and remedies at law, in equity, or under this Agreement, including the Company’s right to monetary damages arising from any breach of this Agreement by Employee. Employee will notify the Company in writing immediately upon Employee becoming aware of any such breach or threatened breach.

13. Use of Name and Likeness. Employee irrevocably consents to the Company’s use and display of Employee’s name, likeness, voice, image and biographical information for lawful marking and other business purposes of the Company without the consent of, or payment of additional compensation to, Employee during the Term of this Agreement.

14. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given five (5) business days after having been mailed, certified mail (return receipt requested and postage-prepaid), when sent by email with customary confirmation of receipt during business hours on a business day (or if sent after business hours on the next business day), or one (1) business day after being sent by a nationally recognized overnight delivery service, addressed to the party to which such notice is directed at its address set forth in this Agreement.

15. Governing Law and Venue. This Agreement shall be governed by and construed pursuant to the internal laws of the State of Texas without regard to its principles of conflicts of law. Any dispute arising out of or relating to this Agreement shall be brought only in the courts of record of the State of Texas, and each party consents to and confers personal jurisdiction on such courts.

16. JURY TRIAL WAIVER. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

17. Trade Secrets Act of 2016. Pursuant to the federal Defend Trade Secrets Act of 2016, Employee acknowledge receipt of the following notice: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in confidence to a Federal, State, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.” Employee further understand that nothing contained in this Agreement limits Employee’s ability to (A) communicate with any federal, state or local governmental agency or commission, including to provide documents or other information, without notice to Company, (B) share compensation information concerning Employee or others, except that this does not permit Employee to disclose compensation information concerning others that Employee obtains because Employee’s job responsibilities require or allow access to such information, or (C) discuss or disclose information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that Employee has reason to believe is unlawful.

18. Miscellaneous.

(a) Except with the Company’s prior written consent, Employee shall not take any action to bind the Company in any way with any third party.

(b) The terms and conditions of Sections 7 through 16 shall survive the expiration or termination of this Agreement.

(c) If any term or provision of this Agreement is invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

(d) The parties hereby agree from time to time to execute and deliver such further and other documents and agreements and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intention of this Agreement.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same legal instrument. This Agreement may be executed by “pdf” or facsimile.

(f) This Agreement constitutes the entire agreement between the parties and shall supersede all other oral or written agreements between the parties, respecting the subject matter of this Agreement. This Agreement may only be modified or amended by written instrument executed by both parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date set forth above.

Company:	Employee:
ENERGY EXPLORATION
TECHNOLOGIES, INC.
By:
Teague Egan	Mayank Sharma

Chief Executive Officer
Address for Notices:		Address for Notices:
Energy Exploration Technologies, Inc.		11 Shelley Road
1500 Cordova Road		Short Hills
Suite 302		New Jersey 07078
Fort Lauderdale, FL 33316		Email: mvworld@gmail.com
Attn:	Teague Egan
Tel:	(954) 854-0696
Email:	teague@energyx.com

EXHIBIT A

JOB DESCRIPTION / SERVICES

Employee shall serve as the Company’s Chief Financial Officer, and shall manage aspects of the business activities of the Company. Tasks required of this role include but are not limited to:

EnergyX Executive Team:	1. Financial Planning & Analysis including budgeting, accounting past, present, and future financials. Product: weekly report.
2. Monthly management reporting and financial status. Product: monthly report.
3. Tracking all cash flows and managing cash disbursements with assistance of the Company’s CPA / controller.
4. Responsible for Company’s annual financial audit.
5. Modeling various project financial scenarios, producer models, and performing other financial analyses with respect to all the Company’s financial needs.
6. Support CEO in logistics and operations as needed.
Organizational Responsibilities:	1. Assistance with administrative functions from time to time at the direction of the Chief Executive Officer.
2. Provide Board Presentations where applicable.
3. Assist with tracking of key customers and partnership for business development operations.
4. Partnership relationship and coordination regarding financials.
5. Tax structuring and filings.
6. Insurance and risk management activities.
7. Co-Manage digital operations and organization through:
• Salesforce
• Carta
• Intralink VDR
• Google Drive, Box
• DocuSign
• DocSend
Fundraising Activities:	1. Advise company regarding capital, equity, and debt raises.
2. Assist with crowdfunding campaigns (i.e. RegA).
3. Interface between EnergyX investors.

4. Explore and contribute personal network to fundraising efforts.

5. Generate and manage list of prospective investors.

6. Interface with investment banks and financial counterparties

EXHIBIT B

Prior Inventions

None.